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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
NationsHealth, Inc.

Full Name of Registrant

Former Name if Applicable

13630 NW 8th Street, Suite 210

Address of Principal Executive Office (Street and Number)
Sunrise, FL 33325

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
NationsHealth, Inc. (the “Company”) has delayed filing its Annual Report on Form 10-K for the year ended December 31, 2008. As of each month-end from October 31, 2008 through February 28, 2009, the Company was not in compliance with all applicable financial covenants under its credit facility and was thus in technical default of the credit agreement at such dates. In addition, the Company does not anticipate satisfying all applicable financial covenants under the credit facility as currently structured in future periods. The Company is currently in discussions with its credit facility lender in order to obtain a waiver of its non-compliance with the covenants for all applicable periods and amend the covenants for the remainder of 2009 to levels that management believes it will be able to satisfy. No conclusion with respect to such discussions has been reached as of the date of this filing, and there can be no assurance that the Company will be successful in obtaining such waiver or amendment. If the Company is unable to obtain such waiver and amendment, the lender could elect to declare all amounts outstanding under the credit facility immediately due and payable. As of December 31, 2008, the total balance outstanding under the credit facility was approximately $12.7 million. An event of default or an acceleration under the credit facility would also cause a cross-default of the Company’s $15 million convertible notes, which could result in the acceleration of the convertible notes.

As a result of the ongoing discussions with its credit facility lender and assessment of its financial position and liquidity, the Company is unable to complete its Form 10-K for the year ended December 31, 2008 in a timely manner without unreasonable effort or expense. The Company plans to file its Form 10-K no later than April 15, 2009, as prescribed in Rule 12b-25. If the Company is unable to obtain such waiver and amendment from its credit facility lender, it is likely that the report of the Company’s independent registered public accounting firm on its consolidated financial statements for the year ended December 31, 2008 will contain an explanatory paragraph with respect to the Company’s ability to continue as a going concern.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Bryan Happ	(954)	903-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NationsHealth, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2009	By	/s/ Bryan Happ

Name: Bryan Happ
Title: Chief Financial Officer